Insider transaction detail - View details for insider	2008-05-26 10:05 ET

Transactions sorted by	: Insider
Insider family name	: dyment ( Starts with )
Given name	: fred ( Starts with )
Transaction date range	: May 13, 2008 - May 13, 2008
Issuer derivatives	: Options

Insider name:	Dyment, Fred J.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	security	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity	designation	value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities
Issuer name: Tesco Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	security	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity	designation	value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities
1210009	2008-05-13	2008-05-22	Direct Ownership :	51 - Exercise of options	-10,000		49,800		14.4200	2008-05-15	Common Shares	-10,000	49,800

1210012	2008-05-13	2008-05-22	Direct Ownership :	51 - Exercise of options	-15,000		34,800		9.8900	2011-05-06	Common Shares	-15,000	34,800

1210014	2008-05-13	2008-05-22	Direct Ownership :	51 - Exercise of options	-10,500		24,300		11.5200	2012-05-13	Common Shares	-10,500	24,300

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

1208258	2008-05-13	2008-05-21	Direct Ownership :	50 - Grant of options	+20,100	4.9300	132,100			2015-05-13	Common Shares	+20,100	132,100